Contact

www.linkedin.com/in/duck17
(LinkedIn)

Top Skills

Live Events
Corporate Events
Entertainment

David "Duck" Burns

Chief Morale Officer
Atlanta, Georgia, United States

Summary

Experienced Account Manager and Technical Director with a demonstrated history of working in the events services industry. Skilled in Production Management, Stage Management, Lighting, Sound, Video, LED, and Rigging. Strong engineering professional adept at Vectorworks and other industry related softwares.

Experience

BËTR Productions
Chief Production Officer
October 2022 - Present (1 year 6 months)

Source Point Collective
Source Point Collective / Chief Morale Officer
January 2018 - Present (6 years 3 months)
Atlanta, Georgia, United States

Event Management and Technical Direction for live events, along with Production Design and Content Generation are the services we specialize in.

Power Plus Productions
Force Multiplier
February 2021 - Present (3 years 2 months)

Contributing my 30+ years of Sales, Design and Operational Experience to a team of well seasoned industry veterans. P3 has been around for more than 30 years and has a stellar reputation. As we move through 2021, Lane has positioned the company to be at the forefront of the re-opening of our industry and I am happy to be able to be a part of it. Let's get back to work!!!

WorldStage, Inc.
Senior Account Manager
March 2017 - February 2021 (4 years)
Nashville, TN

Based out of WorldStage's ''Middle Coast'' office in Nashville, I'll be working with a team of experienced individuals to take events to the next level. Being

in a position like this will allow me to take care of my existing clients as well as onboard new ones, all while lending my operational experience to support others in the sales group.

Staging Directions
Production Manager
May 2007 - August 2017 (10 years 4 months)

I work with both the salesman and the tech staff to ensure that we are delivering what the client is expecting before we leave the shop. The next step is coordinating our companies efforts onsite to exceed those expectations.

East Coast Lighting and Design
Owner
September 1999 - March 2007 (7 years 7 months)

All of it.

Various Tours
Production Manager, Stage Manager, Lighting Designer, Director and Programmer, Electrician
April 1985 - March 1999 (14 years)
Worldwide

Living the life of a touring production guy. Those that know, know.

Education

Road Scholar
· (1985)